Exhibit 23.4

                June 9, 2004

Board of Trustees
Abington Bank
180 Old York Road
Jenkintown, Pennsylvania 19046-3508

Members of the Board of Trustees:

        We hereby consent to the use of our firm's name in the Notice of Intent to Convert to Stock Form to filed with the Federal Deposit Insurance Corporation, and any amendments thereto, for Abington Bank. We also hereby consent to the inclusion of, summary of and references to our Appraisal Report and our letter concerning subscription rights in such filings, and the Registration Statement on Form S-1, and any amendments thereto, including the prospectus of Abington Community Bancorp, Inc.

Sincerely,

RP FINANCIAL, LC.

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com